Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2014, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts in the unaudited interim condensed consolidated financial statements and comparative information are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVADAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, Firefly™, LUNA™ and EasyLDI Imaging Systems and PINPOINT Endoscopic Fluorescence Imaging System [“PINPOINT”] sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT (as defined herein), Firefly, LUNA and EasyLDI procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ [“LifeCell”] Corporation, the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”], the distribution agreement with MAQUET [“Maquet”]Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s products, the success of NOVADAQ’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA, Firefly, EasyLDI and/or PINPOINT and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA, EasyLDI and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization [“TMR”]. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. The successful commercialization of any one of NOVADAQ’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may in turn affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of SPY imaging technology systems; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavourable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. The Company has also included important factors in the cautionary statements included in the Company’s MD&A for the year ended December 31, 2013 and its Annual Information Form [“AIF”] for the year ended December 31, 2013 both of which are filed on SEDAR at www.sedar.com and on EDGAR. Prospective investors should give careful consideration to such risks and uncertainties. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through November 5, 2014.

COMPANY OVERVIEW

NOVADAQ primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and in other clinical settings where open and minimally invasive surgery, interventional or diagnostic procedures are performed. NOVADAQ is a publicly listed company. Shares are traded in the U.S. on the NASDAQ Stock Exchange (NASDAQ: NVDQ) and in Canada on the Toronto Stock Exchange (TSX: NDQ).

Established in 2000 with a focus on research and development, the Company moved towards commercialization with the launch of its first commercial SPY system which was intended for use during cardiac surgery. Between 2009 through 2013, the Company expanded its product offerings to enter into additional markets and formed alliances with market leading companies for the broad commercialization of certain NOVADAQ products: SPY Elite, Firefly and the CO2 Heart Laser. In early 2012, NOVADAQ introduced the PINPOINT Endoscopic Fluorescence Imaging System and the LUNA Angiographic System and began building a direct sales and marketing organization for PINPOINT and LUNA.

NOVADAQ’s SPY Imaging core technology platform provides clinically relevant anatomical and physiological images of blood flow in vessels and micro-vessels without exposing the patient, physician or support staff operating the devices to radiation during a wide variety of complex surgical procedures performed in the operating room and other clinical settings such as outpatient surgery. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and other clinicians such as wound care specialists, and interventional specialists, and the various procedures they perform. SPY images enable clinicians treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess and objectively analyze the quality of blood perfusion in tissues, such as skin and organs.

With over 110 peer-reviewed publications that report experiences using SPY Imaging technologies in open, robotic and endoscopic surgeries, as well as wound care, NOVADAQ can reference and support claims that the use of SPY Imaging enhances procedural decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications and which if not addressed during the surgical procedure can negatively impact patient quality of life and increase overall treatment costs.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during 6 different open surgery applications.

The LUNA system is FDA 510(k) cleared for use in cardiovascular applications, such as the assessment of blood flow and tissue perfusion in patients suffering from complex wounds typically caused by peripheral vascular disease and who are being treated in the outpatient clinic. The SPY, SPY Elite, LUNA and PINPOINT Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada, and with the exception of PINPOINT which is in process, have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States.

In Q2, 2014, the Company completed the acquisition of Aïmago SA (“Aïmago”), a privately held medical imaging company, founded in 2008 as a spin off from Ecole Polytechnique Fédérale de Lausanne (“EPFL”), a Switzerland based academic and research institution. The purpose of the acquisition was to obtain access to Aïmago’s specialized perfusion imaging technology and to further develop the technology for commercial use. EasyLDI is 510(k) cleared by the FDA and CE Marked for sale in Europe.

PINPOINT is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. Regulatory activities to seek approval for PINPOINT in Japan are currently ongoing. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

In April 2014, a new generation of the PINPOINT Endoscopic Fluorescence Imaging System was introduced, which offers a fourth imaging modality (in addition to the HD White-Light, SPY Fluorescence, and PINPOINT Fluorescence Modes). The latest mode, called SPY CSF (Color-Segmented Fluorescence), enables surgeons to visualize the degree of perfusion in tissue and to easily differentiate anatomical structures through qualitative color mapping. Beyond SPY CSF Mode, NOVADAQ now offers a 0 and 30 degree, White-Light only laparoscopes featuring a new 2K HD optical system that brings resolution, contrast, and color reproduction to a new level by reducing aberrations and distortion, and reinventing the illumination path. The PINPOINT system now also includes a newly designed mobile laparoscopy cart that houses the new dual-tank-capable NOVADAQ 50L High-Flow CO2 Insufflation unit.

In addition to marketing SPY Imaging technology products, NOVADAQ acquired and now manufactures and markets the U.S. FDA Approved [“PMA”] CO2 Heart Laser™ System for TMR. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is exclusively distributed in the U.S. by MAQUET.

NOVADAQ’s intellectual property consists of 49 patent families representing 85 granted or allowed patents and 86 pending applications in various stages of review and prosecution. Additionally NOVADAQ has acquired 7 patent families through its recent purchase of Aïmago.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below.

While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures.

DEVELOPMENTS IN Q3 2014

Following up on the PILLAR™ II study, NOVADAQ initiated a randomized, controlled, parallel multi-center study, called PILLAR III, to further evaluate the use of PINPOINT endoscopic fluorescence imaging in lower anterior colon resection. The study is expected to enroll up to 800 patients in 15 to 20 U.S. centers. An interim data analysis is planned upon the enrollment of the 400th patient. PILLAR III’s primary endpoint will be an improvement in postoperative anastomotic leak rate in low anterior resection procedures using PINPOINT imaging as an adjunct to standard surgical practice compared to surgical procedures performed according to standard surgical practice alone. Enrollment in PILLAR III is expected to commence in the fourth quarter of 2014. Dr. Michael Stamos from the University of California Irvine will act as the Principal Investigator. Details of the trial can be viewed at the website www.clinicalstrials.gov.

NOVADAQ also initiated a prospective open label, multi-center study assessing the safety and utility of PINPOINT Fluorescence Imaging in the identification of lymph nodes in patients with uterine and cervical malignancies who are undergoing lymph node mapping called the FILM™ Study. Estimated enrollment will be 150 patients. The primary end point will be identification of the lymph node and the secondary end point will be the safety of the interstitial injection of ICG. Dr. Nadeem Abu-Rustum from the Memorial Sloan Kettering Cancer Center will serve as Principal Investigator and enrollment is expected to begin in late Q4-2014 or early Q1-2015. Details of the study can be viewed at the website www.clinicalstrials.gov.

Also in the 3rd quarter, NOVADAQ announced that the Company has entered into a partnership agreement for multiple LUNA™ fluorescence angiography systems with Serena Group™, in Cambridge, Massachusetts. Serena Group™ operates wound and hyperbaric centers throughout the United States and is a global leader in wound healing research. The Serena Group is a global healthcare company and recognized leader in the delivery of wound care and hyperbaric medicine with a mission of developing the most advance wound care Centers of Excellence. Serena Group centers focus on clinical performance and outcomes. It is anticipated that Serena Group will integrate LUNA into 30 of their advanced centers by the end of 2015.

During the third quarter, 98 SPY® technology systems, including FIREFLY™, were shipped globally. Exiting the quarter, the worldwide installed base of SPY technology systems was approximately1,600.

DEVELOPMENTS SUBSEQUENT TO THE END OF Q3

Expanding on the Company’s global strategy, on October 16, 2014, NOVADAQ appointed Kirloskar Technologies Pvt., Ltd. (“KTPL”), as the exclusive distributor for the Company’s family of fluorescence imaging technologies in India. KTPL has been a successful healthcare enterprise for more than two decades and is a part of the 100-year-old, $1.2 billion Kirloskar Group conglomerate. KTPL exclusively markets various kinds of India specific, high tech medical equipment manufactured by leading global companies and has a wide network of coverage throughout India. Currently 175 major Government hospitals, Medical Colleges and Private Hospitals and more than 100 Catheterization Laboratories are using KTPL represented products.

In addition, on October 21, 2014, NOVADAQ entered into an exclusive 5-year agreement with Mizuho Medical Corporation for distribution of the PINPOINT® Endoscopic Fluorescence Imaging System in Japan. NOVADAQ and Mizuho Medical have applied for appropriate regulatory approvals in Japan for PINPOINT. Subject to those approvals being obtained during the first half of 2015, commercialization is expected to begin in the second half of 2015. Mizuho Medical has more than 95 years of experience in the medical market and is a world-leading manufacturer and distributor of surgical products including operating room tables, orthopedic implants, neurosurgical products surgical instruments, imaging systems and other products. Mizuho has strong relationships with hospitals and physicians in the Japanese surgical market with 7 sales branch offices throughout Japan and 2 manufacturing facilities.

Also on October 30, 2014, NOVADAQ Technologies Inc. and Lifecell Corporation, an Acelity company, agreed to transfer all marketing and distribution rights to the Spy Elite system from Lifecell to NOVADAQ. The transfer will be effective November 30, 2014 with Lifecell providing certain services during a transition period from December 1, 2014 to December 31, 2014 for a service fee equal to approximately the revenue share pursuant to the distribution agreements. The parties terminated the distribution agreement, signed in September 2010, related to the marketing and distribution of the Spy Elite system in the fields of open plastic reconstructive, gastrointestinal, head and neck, and other surgery and also terminate agreements that were signed in November 2011 related to the marketing and distribution of the Spy Elite system in the interventional and vascular fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively. The termination agreement provided for, along with other customary terms, a one-time payment of U.S. $4.5 million to Lifecell at the time of termination. The two parties also agreed to settle any and all legal disputes.

Discussion of Year to Date Results

The following table sets forth information regarding NOVADAQ’s revenues, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Nine months ended September 30
	2012	2013	2014
(Unaudited)	$000’s	$000’s	$000’s
Revenues
Product sales	13,267	21,376	30,894
Royalty revenue	1,304	1,273	1,163
Partnership fee revenue	975	975	975
Service revenue	597	648	547

Total revenues	16,143	24,272	33,579
Cost of sales	6,256	8,929	12,161

Gross profit	9,887	15,343	21,418
Gross profit percentage	61%	63%	64%
Operating expenses
Selling and distribution expenses	3,569	9,197	20,179
Research and development expenses	4,318	5,692	7,388
Administrative expenses	4,972	4,368	6,376
Write-down of inventory	58	31	—
Write-down of equipment	—	26	—

Total operating expenses	12,917	19,314	33,943

Loss from operations	(3,030)	(3,971)	(12,525)
Interest expense	(206)	(169)	—
Imputed interest expense	(321)	(11)	—
Finance income	41	67	178
Warrants revaluation adjustment	(11,947)	(15,460)	5,520
Gain on investment	25	25	25

Loss before income taxes	(15,438)	(19,519)	(6,802)

Income tax expense	—	(68)	—

Loss and comprehensive loss for the period	(15,438)	(19,587)	(6,802)

Basic loss per share for the period	(0.41)	(0.43)	(0.12)

Diluted loss per share for the period	(0.41)	(0.43)	(0.12)

Revenues of $33,579,000 exceeded the prior year to date revenues by $9,307,000, representing an increase of 38%. Product sales for both SPY and TMR increased by $9,518,000 mainly due to increases in SPY product recurring sales in the amount of $395,000 (4% increase) and SPY product capital sales in the amount of $9,810,000 (99% increase). TMR product sales were lower in the amount of $687,000 due to lower capital and kit sales by our partner. Royalty sales were lower by $110,000 due to lower unit sales by our partner and service revenue decreased by $101,000 due to less work performed. Estimated SPY procedures based on kits shipped to hospitals were 23,018 year to date, representing an increase of 41% for same period last year.

Gross profit of $21,418,000 exceeded the same period last year by $6,075,000. The gross profit increase is mainly due to SPY product capital sales growth.

Selling and distribution expenses of $20,179,000 were $10,982,000 higher than the prior year due to the build-up of our U.S. direct sales and marketing team and increased promotional expenses to support our PINPOINT and LUNA product lines and physician education programs.

Research and development expenses of $7,388,000 were $1,696,000 higher than the same period in the prior year. Increases in expenses were mainly comprised of salaries and benefits in the amount of $918,000 to support expanded operations; non-cash stock option expenses in the amount of $245,000; travel expenses in the amount of $165,000; patent and trademark expenses in the amount of $111,000 and product design expenses in the amount of $119,000. Other expenses increased by $138,000.

Administration expenses of $6,376,000 were $2,008,000 higher than the same period in the prior year. Increased expenses comprised salary and benefit costs in the amount of $227,000 due to new hires and salary increases; increased professional fees in the amount of $1,296,000; increased non-cash stock option costs in the amount of $498,000 due to new grants at a higher fair value; and increased insurance expenses in the amount of $110,000. The increase was partially offset by a decrease in amortization costs in the amount of $100,000 and various other expenses by $23,000.

The inventory and equipment write-down of $57,000 in the prior period was related to obsolescence.

Combined interest expense and non-cash imputed interest expense of $180,000 last year was related to the convertible debt converted in Q1-2013.

Finance income of $178,000 increased by $111,000 due to the on-hand cash balances from the Q4-2013 equity offering.

Warrant revaluation, a non-cash income adjustment, of $5,520,000 was less than the previous year to date expense adjustment of $15,460,000 due to the incremental decrease in the Company’s share price and a slight reduction of expenses for warrants exercised. At September 30, 2014, the Company’s share price closed at $12.69, a decrease from $16.49 as at December 31, 2013 versus $16.58 as at September 30, 2013, which was an increase from $8.88 as at December 31, 2012.

Income tax expense for 2014 was nil while the previous year tax expense was $68,000.

Net loss of $6,802,000 decreased from a net loss of $19,587,000 for the same period last year. The decrease in net loss of $12,785,000 comprises a decrease in the non-cash warrant revaluation adjustment in the amount of $20,980,000, an increase in gross profit in the amount of $6,075,000 due to increased capital sales, a decrease in interest and imputed interest expense in the amount of $180,000, an increase in finance income in the amount of $111,000, and a decrease in taxes in the amount of $68,000. Offsetting these amounts was an increase in operating expenses in the amount of $14,629,000.

Summary of Quarterly Results

	Q4 2012 $000’s	Q1 2013 $000’s	Q2 2013 $000’s	Q3 2013 $000’s	Q4 2013 $000’s	Q1 2014 $000’s	Q2 2014 $000’s	Q3 2014 $000’s
Revenues
Product sales	5,770	6,299	7,076	8,000	9,643	9,391	10,391	11,111
Royalty revenue	546	441	468	365	616	405	270	489
Partnership fee revenue	325	325	325	325	325	325	325	325
Service revenue	205	213	229	206	164	177	166	203

Total revenues	6,846	7,278	8,098	8,896	10,748	10,298	11,152	12,128
Cost of sales	2,281	2,732	3,043	3,154	4,004	3,602	4,232	4,327

Gross profit	4,565	4,546	5,055	5,742	6,744	6,696	6,920	7,801
Gross profit percentage	67%	63%	62%	65%	63%	65%	62%	64%
Operating expenses

Selling and distribution expenses	1,357	2,348	3,513	3,337	4,863	6,708	7,192	6,279
Research and development expenses	1,640	1,487	2,046	2,159	2,282	2,255	2,331	2,802
Administrative expenses	1,602	1,361	1,742	1,264	2,867	1,994	1,970	2,412
Write-down of inventory	—	—	31	—	—	—	—	—
Write-down of equipment	—	—	—	26	—	—	—	—

Total operating expenses	4,599	5,196	7,332	6,786	10,012	10,957	11,493	11,493

Loss from operations	(34)	(650)	(2,277)	(1,044)	(3,268)	(4,261)	(4,573)	(3,692)
Finance costs	(68)	(63)	(3)	(3)	(3)	—	—	—
Imputed interest expense	(112)	(108)	(2)	—	—	—	—	—
Finance income	20	15	18	34	42	69	59	50
Warrant revaluation adjustment	3,389	(2,106)	(7,473)	(5,881)	445	(11,944)	10,794	6,670
Gain on investment	—	—	25	—	—	25	—	—

Income (loss) before income taxes	3,195	(2,912)	(9,712)	(6,894)	(2,784)	(16,111)	6,280	3,028

Income tax (expense) recovery	(101)	(20)	(25)	(23)	68	—	—	—

Net income (loss) and comprehensive income (loss) for the period	3,094	(2,932)	(9,737)	(6,917)	(2,716)	(16,111)	6,280	3,028

Basic income (loss) per share for the period	0.08	(0.07)	(0.21)	(0.14)	(0.05)	(0.29)	0.11	0.05

Diluted income (loss) per share for the period	0.00	(0.07)	(0.21)	(0.14)	(0.05)	(0.29)	(0.08)	(0.06)

Balance Sheet Data

	As at September 30, 2013	As at December 31, 2013	As at September 30, 2014
Cash and cash equivalents	86,914,000	182,330,000	157,750,000
Working capital	90,515,000	186,701,000	171,666,000
Total assets	113,494,000	212,374,000	206,603,000
Total non-current liabilities	28,989,000	28,251,000	20,052,000
Total liabilities	36,079,000	37,260,000	28,002,000
Shareholders’ equity	77,415,000	175,115,000	178,601,000

Revenues

Q3-2014 revenues of $12,128,000 exceeded Q3-2013 revenues by $3,232,000, a 36% increase. Product sales increased in the amount of $3,111,000 due to an increase in SPY capital sales in the amount of $2,617,000 or 63%; and an increase in SPY recurring sales in the amount of $693,000 or 20%, mainly due to an increase in inventory shipments to our partner. TMR products decreased in the amount of $199,000 due to reduced kit sales. Royalty revenue increased in the amount of $124,000 due to more units being sold by Intuitive in the current quarter and partially by units sold in the previous quarter by our partner, as FDA approval on their FireFly product has since been obtained. In Q3-2014, 9,061 SPY procedures were shipped to hospitals and institutions, an increase of 47% over Q3-2013 and also an increase of 22% over Q2-2014. In comparison to Q2-2014, revenues increased in the amount of $976,000 mainly due to an increase in SPY recurring sales in the amount of $1,014,000 offset by a reduction in SPY capital sales in the amount of $294,000. Royalties increased in the amount of $219,000 due to increased unit sales and partial pick up from the previous quarter. Service sales increased by $37,000 due to additional service work completed.

Gross Profit

Gross profit of $7,801,000 in Q3-2014 increased from $5,742,000 for the same period last year due to the increase in SPY product sales and higher royalty revenue. In comparison to Q2-2014, gross profit is higher by $881,000 due to higher SPY product recurring revenue and higher royalty revenue.

Operating Expenses

Selling and distribution expenses of $6,279,000 for Q3-2014 were $2,942,000 higher than Q3-2013 expenses of $3,337,000 as the Company continued to hire direct sales force personnel and increased promotional spending to support our PINPOINT and LUNA sales program. In comparison to Q2-2014, selling and distribution expenses decreased by $913,000 due to lower commission expense and lower promotional expenses associated with travel and promotional events.

Research and development expenses of $2,802,000 in Q3-2014 were $643,000 higher than Q3-2013 expenses of $2,159,000 due to higher salaries and benefits in the amount of $382,000 to support expanded operations; higher non cash stock option expense in the amount of $49,000; higher product design expense in the amount of $147,000 and higher patent trademark expense in the amount of $45,000. All other expenses increased by $20,000. In comparison to Q2-2014, research and development expenses were $471,000 higher due to increased salaries and benefits related to new hires and salary increases in the amount of $105,000; higher patent and trademark expenses in the amount of $181,000; higher product design expenses in the amount of $251,000 offset by lower non cash stock option expense in the amount of $103,000. All other expenses increased by $37,000.

Administrative expenses of $2,412,000 in Q3-2014 were $1,148,000 higher than Q3-2013 expenses of $1,264,000. The expense increases mainly related to higher salaries and benefits in the amount of $94,000; non-cash stock option expense in the amount of $148,000; and higher professional fees in the amount of $1,008,000. All other expenses combined decreased by $102,000. In comparison to Q2-2014, administrative expenses are higher than the previous quarter by $442,000 due to higher professional fees in the amount of $791,000 offset by lower non-cash stock option expense in the amount of $311,000 due to earlier option grants becoming fully vested. Other expenses decreased by $38,000.

Finance Costs

Interest expense is $3,000 lower than Q3-2013 as the National Research Council loan was fully paid in 2013.

Finance Income

Finance income of $50,000 is higher than income of $34,000 in Q3-2013 due to the increased cash from the Q4-2013 public offering and lower than the finance income of $59,000 in Q2-2014 due to lower cash balances resulting from the Aïmago cash purchase and cash usage to support operations.

Warrants Revaluation Adjustment

The change in the Q3-2014 non-cash warrant revaluation income of $6,670,000 compared to a warrant revaluation expense of $5,881,000 in Q3-2013 was due to a quarterly decrease in the Company’s share price. For Q3-2014, the decrease was $3.79, compared to a $3.12 share price increase in Q3-2013. In comparison to Q2-2014 this quarterly non-cash warrant revaluation income decreased by $4,124,000 due to the current quarter share price decrease of $3.79 being less than the previous quarter decrease of $5.80.

Income Tax Expense

Income tax expense was nil compared to an expense of $23,000 in Q3-2013 and nil in Q2-2014.

Net Income (Loss)

Net income of $3,028,000 in Q3-2014 was $9,945,000 higher than the net loss of $6,917,000 in Q3-2013. The change resulted from lower warrant revaluation adjustment in the amount of $12,551,000 primarily due to the change in share price; higher gross profit in the amount of $2,059,000; lower interest expense and imputed interest expense in the amount of $3,000; higher finance income in the amount of $16,000 and lower taxes in the amount of $23,000 offset by higher operating costs in the amount of $4,707,000. In comparison to Q2-2014, net income decreased by $3,252,000 due to lower non-cash warrant revaluation income of $4,124,000; lower finance income in the amount of $9,000 offset by higher gross profit in the amount of $881,000.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms favorable to the Company, or at all.

Based on the cash on hand in the amount of $157,750,000 as at September 30, 2014, the capacity to borrow funds from its revolver loan (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

In Q3-2014, cash used in operating activities was $3,643,000 which included working capital utilization of $2,538,000; cash expenditures (cash burn) before changes in working capital of $1,118,000 which was partially offset by an increase in long-term deferred revenue of $13,000. Working capital increases continue to be driven primarily by increased receivables and inventories in support of our increased sales.

Financing Activities

In Q3-2014, the Company received $23,000 cash proceeds from the exercise of options.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception and as at September 30, 2014, the Company has not utilized this credit facility.

Public Offerings

On October 29, 2013, the Company announced the sale of 6,250,000 common shares, on a bought deal basis, at a price to the public of $16.75 per common share, pursuant to a base shelf prospectus and an underwriting agreement. Gross proceeds from the offering were approximately $104,700,000. After the underwriting commissions and other offering expenses, the Company received net proceeds of approximately $99,600,000. The common shares described above were sold by the Company in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and were not offered for sale or distributed in any province or territory in Canada.

On May 7, 2013, the Company announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of $12.90 per common share. Gross proceeds from the offering were approximately $57,857,000, resulting in cash proceeds of $54,675,000, net of transaction costs.

Investing Activities

The Company’s Q3-2014 investing activities in the amount of $673,000 comprised net additions to revenue generating fixed assets in the amount of $650,000, which were primarily utilized in the placement of assets at hospitals and clinics.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

	0-1 year $	1-5 years $	After 5 years $
Operating leases	537,000	2,513,000	3,381,000
Purchase Obligations (product development)	758,000	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON, Taunton, MA, Richmond, BC and Burnaby B.C. As our existing Richmond B.C. lease will expire on June 30, 2015, a new 10 year lease has been executed for premises in Burnaby B.C., for the period commencing July 1, 2015.

The Company has an outstanding $758,000 purchase order commitment in support of a specific product development activity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There were no significant changes in our accounting policies and critical accounting estimates for the three and nine month periods ended September 30, 2014. We describe our significant accounting policies and critical accounting estimates in Note 3 to the audited consolidated financial statements and MD&A for the year ended December 31, 2013.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – Financial Instruments

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance.

On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments are comprised of the following as at September 30, 2014: cash and cash equivalents of $157,750,000; accounts receivable of $13,979,000; accounts payable and accrued liabilities of $6,076,000; and shareholder warrants of $18,518,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $13,979,000 are subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing certain international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities of $6,076,000 are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value. The repayable government assistance was comprised of an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months commenced in August 2011 and the loan was fully repaid in January 2014.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable

As at September 30, 2014, $10,950,000 or 78% [2013 – $7,294,000 or 86%] of the total accounts receivable are due from six customers [December 31, 2013 – six customers]. As at September 30, 2014, three customers had accounts receivable balances exceeding 10% of total accounts receivable. Concentration of these three customers comprised 29%, 15% and 15% of total accounts receivable as at September 30, 2014 as compared to 36%, 3% and nil, respectively as at December 31, 2013.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s annual MD&A and AIF for the year ended December 31, 2013, both of which are filed on SEDAR and EDGAR. There have been no material changes to risks and uncertainties during the three month period ended September 30, 2014.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported with the time periods specified in the securities legislation.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

In accordance with the United States Jumpstart Our Business Startup Act [“JOBS Act”] enacted on April 5, 2012, the Company previously qualified as an “emerging growth company” [“EGC”], which entitled the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s ICFR under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act does not defer compliance with, and NOVADAQ currently complies with, the requirement of Section 404(a) of the Sarbanes-Oxley Act that management assess its ICFR. The Company will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.0 billion, (b) the date that it becomes a “large accelerated filer” as defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended, which would occur if the market value of the Company’s common shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, (c) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date on which its shares become publicly traded in the United States (currently December 31, 2017). As at June 30, 2014, the Company’s market value of its common shares that are held by non-affiliates exceeded $700 million. As a result, the Company will no longer qualify as an “emerging growth company” and will be subject to the Section 404(b) of the Sarbanes-Oxley Act and will require an independent audit of internal controls over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended September 30, 2014, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 55,502,735 common shares, 3,382,462 stock options, and 1,851,604 shareholder warrants outstanding. The common shareholder warrants are exercisable into one share.

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.